

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Via E-mail
Rick R. Holley
Chief Executive Officer
Plum Creek Timber Company, Inc.
601 Union Street, Suite 3100
Seattle, Washington 98101-1374

> **Re:** **Plum Creek Timber Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-10239**

Dear Mr. Holley:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Segment Information, page 4

1. We note the disclosure of your aggregate standing timber inventory. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory data broken out by species and/or age of trees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel